SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. _____)

JRSIS HEALTH CARE CORPORATION

(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

466280104
(CUSIP Number)

ZHONG ZHUOWEI 5 Jumei Big Street, Xiaolan Town Zhongshan City, Guangdong Province P.R. China 528415 86-13392926677
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box. ☐

(Continued on following pages)

(page 1 of 5 pages)

CUSIP No. 466280104	13D	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Zhong Zhuowei
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS * PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF	7.	SOLE VOTING POWER
SHARES		47,130,000
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		47,130,000
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 47,130,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 80.7%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 466280104	13D	Page 3 of 5 Pages

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value, (the "Common Stock") of JRSIS Health Care Corporation, a Florida corporation (the "Company"). The principal executive offices of the Company are located at 3/F Building, Derun Yuan, No. 19 Changyi Road, Weguishan, Zhongshan City, P.R. China 528458.

Item 2. Identity and Background

a.	Name: Zhong Zhuowei
b.	Business Address: 5 Jumei Big Street, Xiaolan Town, Zhongshan City, Guangdong Province, P.R. China 528415
c.	Present employment: Self.
d.	During the past five years, Zhong Zhuowei has not been convicted in any criminal proceeding.
e.	During the past five years, Zhong Zhuowei has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f.	Citizenship: P.R. China

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased 8,000,000 of the shares from a single shareholder in two private transactions for an aggregate cash purchase price of $350,000. The cash used to acquire the 8,000,000 shares was sourced from the personal funds of the Reporting Person. The Reporting Person received the other 39,130,000 shares from the Company in consideration of contractual undertakings by the Reporting Person set forth in the Agreement on the Establishment of Laidian Technology (Zhongshan) Co., Ltd. dated March 17, 2022 between JRSIS Health Care Corporation and Zhong Zhuowei.

Item 4. Purpose of Transaction.

The Reporting Person agreed with the Company to replace the previous business operations of the Company with a business plan focused on providing charging services to electric vehicles. The Company and the Reporting Person also agreed to a complete replacement of the Company’s management. The new business plan is described in the Agreement on the Establishment of Laidian Technology (Zhongshan) Co., Ltd. dated March 17, 2022 between JRSIS Health Care Corporation and Zhong Zhuowei. The initial implementation of the new business plan as well as the change in management personnel were reported in the Current Report on Form 8-K filed by the Company on June 9, 2022.

Item 5. Interest in Securities of the Issuer.

(a) The information regarding share ownership by the Reporting Person provided on his cover page is incorporated here by reference.

(b) The information regarding share ownership by the Reporting Person provided on his cover page is incorporated here by reference.

(c) During the preceding 60 days, the Reporting Person received 39,130,000 common shares from the Company pursuant to the terms of the the Agreement on the Establishment of Laidian Technology (Zhongshan) Co., Ltd. dated March 17, 2022 between JRSIS Health Care Corporation and Zhong Zhuowei.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 466280104	13D	Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships

On March 17, 2022, the Company entered into an Agreement on the Establishment of Laidian Technology (Zhongshan) Co., Ltd. (the “Laidian Tech Agreement”) with Zhong Zhuowei. The Laidian Tech Agreement contemplates that the Company will organize a wholly-owned subsidiary named Laidian Technology (Zhongshan) Co., Ltd. (“Laidian Tech”) to engage in the business of providing charging services to electric vehicles. The Laidian Tech Agreement further contemplates that Zhong Zhuowei, who has experience in the business of EV charging, will provide the management services required by Laidian Tech, subject to the supervision of the Company’s Board of Directors.

The Laidian Tech Agreement contains a covenant by Zhong Zhuowei to fund the operations of Laidian Tech by making the following capital contributions: Year One: 160 million RMB (U.S.$23.9 million); Year Two: 320 million RMB (U.S.$47.9 million); Year Three: 1.12 billion RMB (U.S. $167 million). In consideration of Mr. Zhong’s financial commitment and commitment to provide management services, the Company agreed to issue 39,130,000 shares of its common stock to Zhong Zhuowei upon the initiation of operations of Laidian Tech.

On May 5, 2022, pursuant to the Laidian Tech Agreement, the Company issued 39,130,000 shares of its common stock to Zhong Zhuowei. The shares purchased represented 74.7% of the Company’s outstanding shares on that date.

Other than the aforesaid Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The Agreement on the Establishment of Laidian Technology (Zhongshan) Co., Ltd. dated March 17, 2022 between JRSIS Health Care Corporation and Zhong Zhuowei was filed as an exhibit to the Current Report on Form 8-K filed by the Company on June 9, 2022, and is incorporated herein by reference.

CUSIP No. 466280104	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2022	/s/ Zhong Zhuowei
Zhong Zhuowei